Exhibit (a)(12)

1585 Broadway
New York, NY 10036
September 24,2006
Board of Directors
Inco Limited
145 King Street West, Suite 1500
Toronto, Ontario M5H 4B7
Members of the Board of Directors:
We understand that on August 14, 2006, CVRD Canada Inc., a wholly-owned, indirect subsidiary of Companhia Vale do Rio Doce (“CVRD”), commenced an offer to purchase (the “Offer”) all of the issued and outstanding common shares (the “Company Shares”) of Inco Limited (the “Company”) at a purchase price of Cdn. $86.00 per Company Share in cash (the “Consideration”), upon the terms and subject to the conditions set forth in the Offer and the accompanying take-over bid circular, dated August 14, 2006 (the “Circular”).
You have asked for our opinion as to whether the Consideration to be received by holders of the Company Shares pursuant to the Offer is fair from a financial point of view to such holders.
For purposes of the opinion set forth herein, we have:
i)	reviewed certain publicly available financial statements and other business and financial information of the Company;

ii)	reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

iii)	reviewed certain financial projections prepared by the management of the Company;

iv)	discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

v)	reviewed the reported prices and trading activity for the Company Shares;

vi)	compared the financial performance of the Company with that of certain other comparable publicly traded companies and their securities;

vii)	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

viii)	participated in discussions with the financial advisors to CVRD;

ix)	reviewed the Circular and certain related documents; and

x)	performed such other analyses and considered such other factors as we have deemed appropriate.
We have assumed and relied upon, without independent verification, the accuracy and completeness of the information supplied or otherwise made available to us by the Company for the purposes of this opinion. In addition, we have assumed that the Offer will be consummated in accordance with the terms set forth in the Circular without any waiver or amendment of any terms or conditions in any way material to our opinion. We have assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the Offer, no delays, limitations, conditions or restrictions will be imposed that would have an adverse effect on the consummation of the Offer in any way material to our opinion. We are not legal, tax or regulatory advisors and have relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such valuations or appraisals. Senior management of the Company has provided to us, in a certificate delivered as of the date hereof, representations regarding, among other things, the accuracy of the information, data and other material (financial or otherwise) provided to us by or on behalf of the Company and the absence of changes thereto. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.
We have acted as financial advisor to the Board of Directors of the Company in connection with the Offer and will receive a fee for our services, a substantial portion of which is contingent upon the closing of the Offer. In the past, Morgan Stanley & Co. Incorporated (“Morgan Stanley”) and its affiliates have provided financial advisory and financing services for the Company and CVRD and have received fees for the rendering of such services. In the ordinary course of our trading, brokerage, investment management and financing activities, Morgan Stanley or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers, in debt or equity securities or senior loans of the Company, CVRD or any other company or any currency or commodity that may be involved in the Offer.
It is understood that this letter is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent. Our opinion does not address the relative merits of the Offer to any other alternative business transaction, or any other alternatives, or whether or not such alternatives could be achieved. Our opinion addresses only whether the Consideration is fair from a financial point of view to holders of the Company Shares. This opinion is not intended to be and shall not constitute a recommendation to any holder of the Company Shares as to whether to tender any such Company Shares in connection with the Offer. In addition, this opinion does not in any manner address the prices at which the Company Shares will trade at any time.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by holders of the Company Shares pursuant to the Offer is fair from a financial point of view to such holders.

Very truly yours, MORGAN STANLEY & CO. INCORPORATED
By:	/s/ Stephen R. Munger
Stephen R. Munger
Managing Director